SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X ____ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 22 March 2002

By: ______________________

Title: Group Head of Media Relations

PRUDENTIAL

Embargo 08.30hrs – Friday 22 March 2002

Presentation to investors and analysts on Prudential Corporation Asia

Prudential plc will hold a presentation today for investors and analysts covering the Group's Asian businesses. The presentation will be hosted by Mark Tucker, Chief Executive of Prudential Corporation Asia ("PCA") with support from senior members of the PCA management team.

The main objectives of the presentation are to:

- Summarise the market opportunities for PCA's businesses across the region;
- Review PCA's track-record in delivering strong growth;
- Outline the strategic priorities for the business; and
- Answer questions about PCA's performance and strategy.

There will be five presentations covering Strategic Overview, Financial Performance, Life Businesses in Japan and Korea, Other Life Businesses and Regional Mutual Funds.

The presentation will reinforce the following key messages:

- PCA has built a pan-regional presence and a profitable business model for life and broader retail financial services.
- PCA has an excellent track record of delivering strong growth and performance.
- Management have a clear view of the future opportunities and challenges facing the business.
- PCA, with its significant portfolio of businesses in the region, multi-channel distribution capabilities, excellent strategic partners, and customer-focused product expertise is in a very strong position to continue to benefit from the excellent long-term growth potential throughout Asia.
- PCA's strategy and capabilities are designed to deliver the next phase of profitable growth.

No information on current trading will be given during the presentation.

A live webcast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk from 9.30am.

-ENDS-

Media Enquiries:
Geraldine Davies - 020 7548 3911
Steve Colton - 020 7548 3721
Clare Staley - 020 7548 3719

Investor/Analyst Enquiries:
Rebecca Burrows - 020 7548 3537

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725

Notes to Editors:

1. **Prudential Corporation Asia**
Prudential began its first Asian operations in India in 1923. Today, it is Europe's leading life insurance company in Asia, employing around 5,000 staff and serving around 2.2 million customers.

- PCA has operations in 12 countries: China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand and Vietnam.

- These include joint ventures with some of the region's leading players, including:
  - Bank of China International for Mandatory Provident Fund business in Hong Kong;
  - ICICI Ltd (India) for both life insurance and mutual funds; and
  - China International Trust and Investment Corporation (CITIC) for life insurance.

- PCA's distribution is predominantly through some 60,000 agents, but also through a growing number of other distribution channels including its successful bancassurance relationship with Standard Chartered Bank (SCB).

- PCA offers a comprehensive range of savings, protection and investment products.

2. **2001 Financial Performance**
2001 was another year of strong growth for PCA. Sales of insurance products on an annual premium equivalent (APE) basis were £434 million, up 69 per cent. As well as continuing strong growth in sales through agents, PCA achieved strong growth through other distribution channels. These included bancassurance (we have bank distribution agreements in place in nine countries) and direct distribution, which together generated just over 17 per cent of new APE life sales, up significantly compared to 2000. Net mutual fund sales of £1.4 billion were up 351 per cent.

Operating profit, before development costs and minority interest, increased from £213 million to £415 million in 2001. Achieved profit from life operations increased from £205 million to £405 million. New business achieved profits were up 67 per cent to £255 million, reflecting strong sales growth across all operations, and in-force achieved profit growth was also strong. This strong growth endorsed PCA's successful strategy of entering new markets, strengthening and diversifying distribution channels and meeting customers' needs with innovative products.